SOY ENERGY, LLC
4172 19th Street SW
Mason City, Iowa 50401

June 27, 2013

U.S. Securities and Exchange Commission
Attn: Jay Ingram, Legal Branch Chief
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-3628

Re:    Soy Energy, LLC
Preliminary Proxy Statement on Schedule 14A
Filed May 9, 2013
File No. 000-53112

Dear Mr. Ingram:
We are in receipt of your letter dated May 30, 2013, providing comments on Soy Energy, LLC's ("Soy Energy") Preliminary Proxy Statement on Schedule 14A as filed on May 9, 2013. The purpose of this letter is to provide our response to your comments. To facilitate your review of our responses and the corresponding revisions to the applicable documents, set forth below is each of your comments immediately followed by our response. In addition, we are enclosing a redlined Amendment No. 1 to Schedule 14A, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements.
General
1.    We note that your proxy statement relates to solicitation of votes with respect to approving the sale of substantially all of the assets of your company. Please revise to include the financial information called for by Item 14(c)(1) of Schedule 14A. This includes the audited financial statements of Soy Energy, LLC for the two most recent fiscal years plus unaudited interim periods. You should also include pro forma financial information giving effect to the asset disposal for the latest complete fiscal year and subsequent interim period. If the disposal qualifies as a discontinued operation, the pro forma operating information should be presented for each of the past two years and interim periods. See Section H6 of the July 2001 Interim Supplement to our Publicly Available Telephone Interpretations.
RESPONSE: Audited financial statements of Soy Energy, LLC for the two most recent fiscal years, plus unaudited interim period financial statements for the fiscal quarter ended April 30, 2013, as well as other financial information of Soy Energy required by Regulation S-X for such periods have been filed with the Commission on June 14, 2013 for the Form 10-K and June 27, 2013 for the fiscal quarter ended April 30, 2013. The financial statements for the fiscal year ended October 31, 2012 and our interim financial statements for the six months ended April 30, 2013 have been included as Appendices B and C to Soy Energy's revised proxy statement.

Soy Energy has revised the Proxy Statement under the heading “PROPOSAL ONE: THE ASSET SALE - Pro Forma Transaction Information” and in Appendix D to include the pro forma financial information requested.

2.    We note the information on your corporate website, as well as the disclosure in your Current Report on Form 8-K filed May 7, 2013, that "Soy Energy intends to file [the Asset Purchase Agreement] as an exhibit to its annual report on Form 10-K for the fiscal year ended October 31, 2012." We also note references in the proxy statement to the "Promissory Note" issued by REG Mason City and the "Plan of Complete Liquidation and Dissolution." In light of your disclosure that you "have not filed all required reports due to our financial condition," including your Annual Report on From 10-K for the year ended October 31, 2012 and your Quarterly Report on Form 10-Q for the three months ended January 31, 2013, please advise when you expect to file the delinquent annual and quarterly reports. Further, given that the foregoing documents may be considered material agreements per Item 601(b)(10) of Regulation S-K, please advise when each of the foregoing agreements will be filed and made available to your members for review. Please note that upon our review of the foregoing documents, we may have further comments.

RESPONSE: We filed our Form 10-K for the fiscal year ended October 31, 2012 on June 14, 2013. The Asset Purchase Agreement was filed as Exhibit 10.19 to the Form 10-K. The form of the Promissory Note was included as Exhibit H to the Asset Purchase Agreement, the Unit Option Agreement was included as Exhibit G to the Asset Purchase Agreement and the Tolling Option Agreement was filed as Exhibit F to the Asset Purchase Agreement. Further, the Plan of Complete Liquidation and Dissolution was filed as Exhibit 10.20 to the Form 10-K for the fiscal year ended October 31, 2012. In addition, we filed our Form 10-Q for the fiscal quarter ended January 31, 2013 on June 20, 2013. On June 14, 2013, we filed a Form 12b-25 notifying the Commission of our failure to timely file our Form 10-Q for the fiscal quarter ended April 30, 2013. We filed our Form 10-Q for our fiscal quarter ended April 30, 2013 on June 27, 2013.
Fairness Opinion
3.    We note that you have engaged Natwick Associates "to provide an opinion regarding the fairness of the Asset Sale to Soy Energy's members" and that as a result of your current financial condition, you did not have the resources to engage Natwick Associates to complete the fairness opinion prior to the time when the proxy statement was completed. You also disclose that the fairness opinion is expected to be completed in "early June 2013 at which time it will be made available to Soy Energy's members." Item 14(b)(6) of Schedule 14A requires that if an opinion relating to the transaction has been received from an outside party, and is referred to in the proxy statement, the information required by Item 1015(b) of Regulation M-A should be furnished. Please advise how you plan to present or make available the fairness opinion to your members upon its completion prior to the special meeting of the Company's members. Please also advise whether a copy of the fairness opinion will be included with the materials filed with the Commission. Please note that upon our review of the fairness opinion disclosure in accordance with Item 1015(b) of Regulation M-A, we may have further comments.
RESPONSE: We have revised the proxy statement to include the fairness opinion as Appendix A to the revised proxy statement and we have revised the disclosures in the proxy statement to include the disclosures required by Item 1015(b) of Regulation M-A.

Interest of Certain Persons in the Dissolution

4.    We note your disclosure that certain members of your Board and executive officers may have interests in the Dissolution that are different from, or are in addition to, the interest of your members generally. Please include a risk factor disclosing the interest of such interested individuals.

RESPONSE: We have revised the proxy statement as requested.

Taxation Generally

5.    You are required to disclose a description of all the "material" federal tax consequences of the transactions, rather than "certain" federal tax consequences. Please revise your disclosure throughout the proxy statement where applicable to ensure that your discussion in the respective tax sections of each proposal addresses the "material" federal income tax consequences of each proposal. See Item 1004(a)(2)(vii) of Regulation M-A.

RESPONSE: We have revised the proxy statement as requested.

Acknowledgments

Soy Energy is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and any and all exhibits attached thereto.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

Soy Energy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,
/s/ Jeff Oestmann
Jeff Oestmann